Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC 14A

HeartSciences Inc.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$258,159,473.83	0.0001381	$35,651.82

Total Transaction Valuation:		$258,159,473.83
Total Fees Due for Filing:				$35,651.82
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$35,651.82

__________________________________________
Offering Note(s)

(1)	Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Agreement”), dated as of June 23, 2026 (the “Effective Date”), by and among HeartSciences Inc., a Texas corporation (“Parent”), Cordis Acquisition, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent, Fortitude Mining Holdings, Inc., a Delaware corporation (“Seller”), and Fortitude Mining HoldCo, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Seller.

Title of each class of securities to which the transaction applies: Common Stock, $0.001 par value per share (the “Common Stock”), of Parent.

Estimated solely for the purposes of calculating the filing fee, the total transaction valuation was determined based upon the following acquisition consideration: (i) 5,458,331 shares of Common Stock comprised of (a) 3,290,350 shares of Common Stock outstanding as of the Effective Date; (b) 1,529,788 shares of Common Stock that would be issuable by Parent under the Agreement at the time of the closing of the transactions contemplated by the Agreement (the “Closing”) solely as a result of the conversion of any outstanding Series C Convertible Preferred Stock of Parent, determined as of the Effective Date; (c) 425,836 shares of Common Stock that would be issuable by Parent under the Agreement at the time of the Closing solely as a result of the conversion of any outstanding Series D Convertible Preferred Stock of Parent, determined as of the Effective Date; (d) 203,750 shares of Common Stock issuable by Parent upon the settlement of Parent’s RSUs outstanding as of the Effective Date; and (e) 8,607 shares of Common Stock issuable by Parent pursuant to exercise of Parent’s pre-funded warrants to purchase shares of Common Stock outstanding of the Effective Date, multiplied by 19.00, the expected exchange ratio pursuant to the Agreement and (ii) $2,000,000 to be contributed by Seller in cash or Zcash under the Agreement at the time of the Closing. The total value of such Common Stock consideration was computed by multiplying the 103,708,289 shares of Common Stock to be issued as acquisition consideration pursuant to the Agreement by $2.47 per share, which is the average of the high and low trading prices of Common Stock on July 21, 2026 (within five business days prior to the date of the proxy statement).

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the current fee rate by the transaction value.